SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AMGEN INC.

(Name of Subject Company (Issuer))

AMGEN INC.

(Name of Filing Person (Issuer))

Liquid Yield Option Notes due 2032 (Zero Coupon—Senior)

(Title of Class of Securities)

031162 AC4 and 031162 AE0

(CUSIP Number of Class of Securities)

David J. Scott, Esq.	with copy to:
Senior Vice President, General Counsel	Tracy Edmonson, Esq.
and Secretary	Brian Cartwright, Esq.
One Amgen Center Drive	Latham & Watkins LLP
Thousand Oaks, California 91320-1799	505 Montgomery Street, Suite 2000
(805) 447-1000	San Francisco, CA 94111-2562
(Name, address and telephone number of person	(415) 391-0600
authorized to receive notices and
communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $1,742,621,466	Amount of Filing Fee*:	$205,107

*	This tender offer statement relates to the exchange by Amgen Inc. of an aggregate of up to $2,359,102,000 in principal amount at maturity of its Zero Coupon Convertible Notes due 2032 for any and all of the $2,359,102,000 in principal amount at maturity of its currently outstanding Liquid Yield Option Notes due 2032. Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, this amount is the book value as of March 1, 2005 of the maximum amount of the currently outstanding Liquid Yield Option Notes due 2032 that may be received by the Registrant from tendering holders.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $205,107	Filing Party: Amgen Inc.
Form or Registration No.: S-4 (333-123293)	Date Filed: March 14, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Amendment No. 3 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Amgen Inc. (the “Company”), on March 14, 2005. This Amendment relates to the offer (the “Registration Statement”) by the Company to exchange $1,000 principal amount at maturity of its Zero Coupon Convertible Notes due 2032 for each $1,000 principal amount at maturity validly tendered and accepted of its Liquid Yield Option Notes due 2032, upon the terms and subject to the conditions set forth in the prospectus dated April 6, 2005 (as amended and supplemented from time to time, the “Prospectus”), which is part of the Company’s Registration Statement on Form S-4, as amended (File No. 333-123293) (the “Registration Statement”), and is incorporated herein by reference. This Amendment amends and supplements the Schedule TO as set forth below.

     This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following information:

     (b) Other Material Information. The following financial statements and information are incorporated by reference:

     (1) Condensed Consolidated Statements of Operations for the three months ended March 31, 2005 and 2004, Product Sales Detail for the three months ended March 31, 2005 and 2004, and Condensed Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004 (filed by the Company with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2005).

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

(a)(6)         Condensed Consolidated Statements of Operations for the three months ended March 31, 2005 and 2004, Product Sales Detail for the three months ended March 31, 2005 and 2004, and Condensed Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004 (filed by the Company with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2005).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMGEN INC.

By:	/s/ Richard D. Nanula

Name:	Richard D. Nanula
Title:	Executive Vice President and Chief Financial Officer

Dated: April 21, 2005

EXHIBIT INDEX

(a)(1)(i)	Prospectus dated April 6, 2005 (filed by the Company with the Securities and Exchange Commission on April 6, 2005 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, and incorporated by reference).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus dated April 6, 2005 (filed by the Company with the Securities and Exchange Commission on April 6, 2005 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, and incorporated by reference).

(a)(5)	Press release issued by the Company on April 6, 2005 (filed by the Company with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2005).

(a)(6)	Condensed Consolidated Statements of Operations for the three months ended March 31, 2005 and 2004, Product Sales Detail for the three months ended March 31, 2005 and 2004, and Condensed Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004 (filed by the Company with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2005).

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 1, 2002, between the Company, as issuer, and LaSalle Bank National Association, as Trustee, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2002.

(d)(2)	Supplemental Indenture dated as of March 2, 2005 to the Indenture, dated as of March 1, 2002 between Amgen Inc. and LaSalle Bank National Association, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2005.

(g)	Not applicable.

(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).